

Mail Stop 3561

April 21, 2016

Matthew C. Liuzzi
Vice President, Chief Financial Officer and Treasurer
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, TX 78701

Re: **USA Compression Partners, LP**
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
Form 8-K
Filed February 10, 2016
File No. 001-35779

Dear Mr. Liuzzi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 45

1. We note your statement that there has been a slowdown of new drilling activity in certain operating areas, as well as slowing or flattening of production growth in other areas. Given that the decline in oil and gas prices has had differing impacts on different shale plays, please respond to the following:

   • Please tell us whether your assets are spread evenly across the shale plays in which you operate or whether they are concentrated in one or a few shale plays.

- Please consider disclosing a map similar to that provided in your initial public offering or a table indicating your horsepower in different shales or geographic regions to clarify to your investors any concentration of your assets.

- Also tell us how you considered providing more detailed disclosure about the differing impact of continued low commodity prices on different shale plays as context for understanding your results of operations. For example, we note that exploration and production companies operating in shale plays in Texas have experienced greater declines in production and more bankruptcies than companies operating in other geographic regions.

2. We note your statement that the steep decline in commodity prices has caused many of your customers to reconsider near-term capital budgets as well as to reexamine and optimize their compression needs, which impacts the associated demand for compression. We also note from disclosures elsewhere in the filing that while you initially enter into take-or-pay contracts with your customers, once those contracts expire you may provide services on a month-to-month basis; and at December 31, 2015, approximately 39% of your compression services on a horsepower basis and 43% of your annual revenues were being provided on a month-to-month basis. We have the following comments:

   - Please tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices or may be impacted in the near-term.

   - Please tell us whether you have renegotiated the fees on any long-term contracts prior to their expiration or whether you are currently in the process of renegotiating any such contracts prior to their expiration. We note your reference to making rate concessions on certain gas lift contracts, and it is unclear whether you have made similar concessions on any compression services contracts. If so, please tell us in detail how you considered contract renegotiations that have occurred or are likely to occur in the near future in explaining trends and uncertainties in your results of operations.

   - Please tell us in more detail how rates are determined for those contracts where services are provided on a month-to-month basis. Also tell us whether rates increased or decreased for this type of contract during 2015. Based on this information, tell us how you considered separately discussing the impact of month-to-month contracts on your revenue and profitability.

   - Please also tell us, and consider disclosing in future filings, the horsepower associated with contracts that expire within one year and your expectations regarding the number of month-to-month contracts and the fees from such contracts.

Operating Highlights, page 47

3. Please tell us, and revise future filings to explain in more detail to your investors, how you calculate average revenue per revenue generating horsepower per month. Please apply this comment both to your periodic reports and to your earnings releases furnished on Form 8-K.

Financial Results of Operations, page 49

4. Please refer to your analysis of the impairment of your compression equipment on page 50. Please tell us whether this impaired equipment was concentrated in one or a few shales, and if so, disclose this matter to your investors, either here or within your Critical Accounting Policies, to provide them with greater understanding of the charge incurred and the likelihood of similar future charges. Additionally, since it appears the impairments related to idle equipment, please tell us and disclose to your investors the amount of idle equipment remaining at December 31, 2015 and explain management's plans for this equipment such that further impairment was not warranted.

5. We similarly note your analysis of the impairment of goodwill on page 50. Please tell us whether the decline in your projected future cash flows was primarily associated with one or a few shales, and if so, disclose this matter to your investors.

Financial Statements for the Year Ended December 31, 2015

Note (2) – Summary of Significant Accounting Policies

(c) Inventories, page F-8

6. It appears that during 2014 you changed your inventory cost flow assumption from FIFO to either specific identification or weighted average cost, depending on whether the part has a serial number. With reference to ASC 280-10-45-2 and 45-12, please tell us how you determined these new cost flow assumptions were preferable. Also tell us whether in a previous filing you provided the disclosures required by ASC 280-10-50-1 through 50-3 along with a preferability letter from your independent auditor as contemplated by Item 601(b)(18) of Regulation S-K, and if not, why you did not provide these disclosures and this letter.

(f) Revenue Recognition, page F-8

7. It appears from disclosures elsewhere in your filing that you sometimes earn revenue from leasing compression equipment to customers. Please tell us how you considered providing separate revenue recognition policies for your service contracts and your leasing arrangements. As part of your response, please tell us what portion of your revenue is derived from leasing arrangements.

Form 8-K filed February 10, 2016

8. We note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the fourth quarter and annual 2015 periods. As indicated in Instruction 2 to Item 2.02, the requirements of Item 10(e)(1)(i) of Regulation S-K apply to the disclosures in your press release. Please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures, consistent with the guidance in Item 10(e)(1)(i)(A). We refer you to your reference to Gross Operating Margin, Gross Operating Margin Percentage, Adjusted EBITDA, Adjusted EBITDA Percentage, Distributable Cash Flow, Distributable Cash Flow Coverage and Cash Coverage on the first page of your earnings release, along with your reference to certain of these measures on the second page of your earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products